EXHIBIT 12.1




                            THE CHARLES SCHWAB CORPORATION

                   Computation of Ratio of Earnings to Fixed Charges
                       (Dollar amounts in thousands, unaudited)


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
                                                        Three Months Ended             Nine Months Ended
                                                           September 30,                 September 30,
                                                        1994           1993           1994           1993
                                                        ----           ----           ----           ----

Earnings before extraordinary charge
   and income taxes                                   $ 51,594       $47,671        $168,357      $161,035
- ----------------------------------------------------------------------------------------------------------



Fixed charges:
   Interest expense - customer                          48,843        28,250         118,177        85,232
   Interest expense - other                              5,755         4,614          14,751        13,632
   Interest portion of rental expense                    4,353         3,965          12,578        11,402
- ----------------------------------------------------------------------------------------------------------
   Total fixed charges (a)                              58,951        36,829         145,506       110,266
- ----------------------------------------------------------------------------------------------------------

Earnings before extraordinary charge and income
   taxes and fixed charges (b)                        $110,545       $84,500        $313,863      $271,301
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Ratio of earnings to fixed charges (b) divided by (a)*     1.9           2.3             2.2           2.5
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Ratio of earnings to fixed charges as adjusted**           6.1           6.6             7.2           7.4
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 * The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements.  For such purposes, "earnings" consist of earnings before extraordinary charge and  income taxes and fixed charges.  "Fixed charges" consist of interest expense incurred on payables to customers, subordinated borrowings, term debt, capitalized interest, and one-third of rental expense, which is estimated to be representative of the interest factor.

** Because interest expense incurred in connection with payables to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense.  Accordingly, the ratio of earnings to fixed charges as adjusted reflects the elimination of such interest expense as a fixed charge.

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